Filed by Proem Acquisition Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Proem Acquisition Corp I

Commission File No. 001- 43123